As filed with the Securities and Exchange Commission on June 5, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Middle Market Debt Fund Inc.

(Name of Subject Company (issuer))

Western Asset Middle Market Debt Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

95790F100

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,570,366(a)	$1,341.01(b)

(a)    Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 14,729 Shares in the offer, based upon the estimated net asset value per share of $785.55 as of May 1, 2017.

(b)    Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Western Asset Middle Market Debt Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 10% of the Fund’s outstanding shares of Common Stock, par value $.001 per share (the “Shares”), upon the terms and subject to the conditions contained in the Offer to Purchase dated June 5, 2017 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction” and under Section 9 (“Certain Information Concerning the Fund, the Investment Manager and the Subadviser”) is incorporated herein by reference.

(c) The Shares are not currently traded on an established secondary trading market.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is the filing person. The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning the Fund, the Investment Manager and the Subadviser”) is incorporated herein by reference.

(b)-(d) Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offer; Termination Date”);

•	Section 2 (“Acceptance for Payment and Payment for Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Rights of Withdrawal”);

•	Section 5 (“Source and Amount of Funds; Effect of the Offer”);

•	Section 7 (“Federal Income Tax Consequences of the Offer”);

•	Section 10 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and

•	Section 12 (“Certain Conditions to the Offer”).

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Introduction” and under Section 10 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c)-(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) and Section 10 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 6 (“Purpose of the Offer; Plans or Proposals of the Fund”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Interests of Directors, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

(b) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)-(5) Not applicable.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with Exhibits ((a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

(c) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated June 5, 2017

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Stockholders.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)(1)	Credit Agreement for Margin Financing with Pershing LLC.

(b)(2)	Amendment No. 1 to Credit Agreement for Margin Financing with Pershing LLC.

(b)(3)	Amendment No. 2 to Credit Agreement for Margin Financing with Pershing LLC.

(b)(4)	Amendment No. 3 to Credit Agreement for Margin Financing with Pershing LLC.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Chairman, President and Chief Executive Officer

Dated: June 5, 2017

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated June 5, 2017

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Letter to Stockholders

(b)(1)	Credit Agreement for Margin Financing with Pershing LLC.

(b)(2)	Amendment No. 1 to Credit Agreement for Margin Financing with Pershing LLC.

(b)(3)	Amendment No. 2 to Credit Agreement for Margin Financing with Pershing LLC.

(b)(4)	Amendment No. 3 to Credit Agreement for Margin Financing with Pershing LLC.